U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

NOTIFICATION OF LATE FILING                                     SEC FILE NUMBER
                                                                   1-13586


                                                                 CUSIP NUMBER
                                                                  617358 10 6

                                  (Check One):

[X] Form 10-Q

For Period Ended:  June 30, 2002

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I -- Registration Information
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Full Name of Registrant         The Morgan Group, Inc.

Former Name if Applicable       N/A

Address of Principal Executive Office (Street and Number) 2745 Old U.S. 20 West

City, State and Zip Code        Elkhart, Indiana  46514


Part II -- Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]


          (a) The reasons described in reasonable detail in Part III could not be eliminated without unreasonable effort or expense.

          (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative
--------------------------------------------------------------------------------

     State below in reasonable detail the reasons why Form 10-K, and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Company announced today (August 14, 2002) that the manufactured housing division of the Company has been sold. The Company needs additional time to properly account for and footnote the disposition of assets associated with this division.

Part IV -- Other Information
--------------------------------------------------------------------------------

(1) Name and telephone number of person to contact in regard to this notification.

Gary L. Klusman                         574                  295-2200 Ext. 339
--------------------------------------------------------------------------------
(Name)                               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [X] Yes        [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                        [X] Yes        [ ]  No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See above statement.


                             The Morgan Group, Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2002          By: /s/ Gary J. Klusman
                                   -------------------------------------
                                   Gary J. Klusman, Chief Financial Officer